August 22, 2025
CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[*]” IN THE LETTER FILED VIA EDGAR.
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
100 F Street, NE
Washington, DC 20549

Attention:	Robert Arzonetti
Susan Block
Victor Cecco
Marc Thomas

Re:	Wealthfront Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on July 28, 2025
CIK No. 0001524566
Ladies and Gentlemen:
We are submitting this letter on behalf of Wealthfront Corporation (together with its subsidiaries, to the extent applicable, the “Company”) in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 13, 2025 (the “Letter”), regarding the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (CIK No. 0001524566) confidentially submitted by the Company to the Commission on July 28, 2025 (the “Draft Registration Statement”). Concurrently herewith, we are transmitting Confidential Submission No. 3 (“Draft No. 3”) to the Draft Registration Statement. The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
In addition to addressing the comments raised by the Staff in the Letter, the Company has revised Draft No. 3 to update certain other disclosures. Capitalized terms used and not otherwise defined herein have the same meanings as specified in Draft No. 3.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

Confidential Treatment Request
Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of the response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[*]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.
Amendment No. 1 to Draft Registration Statement on Form S-1
Prospectus Summary
Our Clients
Our Client Have Long-Term, page 8
1.We note your response to prior comment 3. Please discuss in more detail how Covid 19 and other factors caused your cash assets to drop to almost zero from 2018 to 2019 and then remain that way until 2022, before increasing again, or advise.
In response to the Staff’s comment, the Company has revised the disclosure on pages 10 to 11 and 132 to 133 of Draft No. 3. The Company advises the Staff that its cash assets did not drop to almost zero from 2018 until 2022—in the graphic on pages 11 and 133, the line that drops to nearly zero shows the effective federal funds rate, which fell to 0% when the Federal Reserve implemented emergency rate cuts as a result of the COVID-19 pandemic. The Company’s Cash Account product was first launched in November 2018, and cash assets generally increased from product inception until this reduction in the effective federal funds rate in early 2020.
Our Clients Have Evolving Financial Needs, page 9
2.We note the response to prior comment 4. Please revise to address how the respective taxes for each of the individual clients is determined in the determination of “net-of-fee after tax returns.”
In response to the Staff’s comment, the Company has revised the disclosure on pages iii, 11, and 134 of Draft No. 3. The Company advises the Staff that individual client tax rates are estimated based on client-specific inputs provided by the client, including income, marital status, and state of residence.
Diverse Financial Products, page 10
3.We note your response to prior comment 9. You state on page 11 that you “sweep clients’ cash deposits across a large number of program banks.” We also note in your response that you say the deposits are placed in the program banks according to an allocation model run by your sweep provider. Please explain to us if the sweep
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

provider is a third party, or if the sweep provider is part of your business. Please also explain if you have contractual agreements with the specific program banks, or if the sweep provider does. Disclose if there are any agreements pertaining to the revenue you will make off of the sweeping programs, or any agreements with you customers as to what portion of the interest rate you pass along to your customers. Describe to us how the program banks are chosen and frequency with which the banks that you sweep clients cash into change, and typically how long the cash stays deposited in a given bank. Also please explain to us why you do not identify the banks that you “sweep a greater percentage of [y]our clients’ cash account assets into” in your filing. Please provide risk factor disclosure for any material risks associated with a concentration of deposits at certain banks, or advise. Please also clarify if any of the customer’s cash that is in cash management with you is considered deposited with you at times, and not with a bank.
In response to the Staff’s comment, the Company advises the Staff that the Company uses a third-party provider of deposit sweep services. Specifically, the Company participates in the R&T Insured Deposits Program, operated by R&T Deposit Solutions (“R&T”), which is one of the largest providers to deposit sweep programs to the broker-dealer industry and operates in a manner consistent with bank sweep programs in the industry. For more information on R&T and its sweep program, see https://rnt.com/our-solutions/insured-deposit-sweeps-rtid/. R&T is not affiliated with the Company and is known as an industry-leading program. R&T Insured Deposits, and functionally similar programs, have been reviewed multiple times by SEC Staff from the Trading and Markets and Investment Management Divisions, as well as by federal bank regulatory agencies that oversee bank participants in that program. In addition, the Company itself has actively reviewed its participation in the program with both the SEC’s Trading and Markets and Investment Management Divisions.
Under the R&T program, broker-dealers, including Wealthfront Brokerage LLC, enter into direct agreements with both R&T and participating banks (program banks, for purposes of the Company’s specific implementation). Under the R&T program, 100% of the interest earned on deposits accrues directly to customers. The Company is separately compensated by fees paid by the program banks.
Consistent with general practice in the industry, as approved by the FDIC, program banks determine the all-in cost of funds they are willing to pay. The Company instructs the program bank regarding which portion of the all-in cost of funds will constitute the Company’s fee, R&T is paid a separate program administration fee by the Company, and the remaining portion of the all-in cost of funds is the interest paid to the Company’s clients. The all-in cost of funds that any program bank offers varies regularly as interest rates and other market conditions change, and the Company has (and uses) discretion to change how much it takes as a fee in response to these changes. The agreements with the sweep provider and program banks govern this process. Clients are informed that the Company earns a fee, and clients always receive disclosure of the interest rate they receive. But consistent with general practice in the industry, the Company does not disclose the method of calculation or the precise amount of the fee, which varies from program bank to program bank and from day to day or week to week.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

Pursuant to R&T’s standard practices, the Company communicates its anticipated deposit requirements to R&T, and R&T provides potential program banks with sufficient capacity from which the Company selects program banks that are willing to pay stable and attractive rates to the Company’s clients and that the Company believes can safely and soundly manage the anticipated volume to be provided by the Company. As of July 31, 2025, 86% of the program banks that participated in the Company’s cash sweep program as of January 31, 2023, remain in the program.
The Company has not identified its largest program banks because all program banks are publicly disclosed, and the Company believes that the identity of these program banks is not material to investors. Additionally, the Company has revised the disclosure on pages 13 and 135 of Draft No. 3 to expand on the disclosure with respect to the material risks associated with the concentration of deposits at the Company’s most significant program banks by volume.
In response to the final sentence of the Staff’s comment, the Company does not accept deposits and, instead, sweeps funds to program banks on a daily basis. While funds are in transit through the Company to program banks, they are protected by SIPC until received by the program banks.
Our Platform
Borrowing and Lending, page 11
4.We note the disclosure that you offer clients a way to borrow against their securities and earn income by lending securities they own. Please clarify if the borrowing and earning is in cash amounts, or other assets.
In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 136 of Draft No. 3 to clarify that the borrowing and earning is in cash amounts.
Our Business Model Drives Our Greatest Advantage, page 14
5.We note your disclosure on page 16 that you had an annual client retention rate of over 95% for each of fiscal year 2024 and fiscal 2025. Please revise your disclosure to clarify how such retention rate is determined, particularly in light of the fact that a client can still be considered a “Funded Client” even if their account has a zero balance.
In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 8, 18, 101, 124, 130, and 141 of Draft No. 3. The Company has updated its definition of “funded client” on page iii of Draft No. 3 to only include those clients who had an account in which the outstanding value of assets was greater than zero or had been greater than zero on at least one occasion on or during the 45 days prior to the measurement date. The calculation of retention rate is provided in the definition of “client retention rate” on page iii of Draft No. 3.
Risk Factors
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

We are directly and indirectly exposed to fluctuations in interest rates, page 38
6.We note your response to prior comment 13 and your response that the current interest rate environment does not impose any particular risk or have a material impact on your business. However, on page 108, you disclose that in June 2024, you reduced the client borrowing rate for your portfolio line of credit products, which caused your net interest margin revenue to decline in the fiscal year ended January 31, 2025, compared to the prior year. Please reconcile this apparent inconsistency, or advise.
In response to the Staff’s comment, the Company has revised the disclosure on page 115 of Draft No. 3. The Company further advises the Staff that it made a strategic decision to lower the client borrowing rate for PLOC in June 2024 to increase the appeal of the PLOC product to the Company’s clients and prospective clients, and to encourage asset consolidation on the Company’s platform from other places clients may have their investments. This strategic decision was unrelated to the prevailing interest rate environment.
Our cash management products and services, page 46
7.We note your disclosure that you are not a bank and do not provide banking services or products, but you do offer some cash management services related to your bank partnerships. Please disclose in an appropriate place in the document how you clarify this to customers, including if they are made aware of the specific banking partners their services are offered through. Please also discuss if and how you make money through these cash management services.
In response to the Staff’s comment, the Company has revised the disclosure on page 104 of Draft No. 3. The Company further advises the Staff that the Company has historically clarified that it is not a bank and its relationship with its program banks in many ways, including the following: (i) legal disclaimers on the Company’s landing webpage, (ii) blog posts published by the Company and available on its webpage, such as the blog post titled “Wealthfront Isn’t a Bank–That’s Good News for You,” (iii) client support articles in the Company’s support center webpage and related FAQs, (iv) the Company’s publicly available Cash Sweep Program disclosures, (v) prominent disclosures in the Company’s advertising materials, (vi) disclosure materials available to clients within their online account documents, and (vii) disclosure in the Form ADV Part 2 for the Company’s subsidiary, Wealthfront Advisers LLC. The names of the Company’s specific banking partners that services are offered through can similarly be found on the Company’s website. For example, see https://support.wealthfront.com/hc/en-us/articles/360043196472-What-is-the-Wealthfront-Cash-Account. See also https://www.wealthfront.com/static/documents/cash_sweep_program_disclosure.pdf. The Company also lists program banks here: https://www.wealthfront.com/programbanks.
A discussion of how the Company generates revenue through its cash management services is provided on pages 104 to 105 of Draft No. 3. The Company further refers the Staff to its response to bullet one of Comment No. 10 with respect to the Company’s accounting of revenue from cash management services.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

Risks Related to Our Cash Management Products and Services
Our cash management products and services, page 46
8.We note your response to prior comment 14 and your statement that, in order to facilitate your banking partners’ compliance with federal banking agencies, you commit to cooperate in the examination of such partners by federal banking agencies. However, please also clarify whether you directly are, or may be, subject to regulatory oversight by the primary regulator of the partner bank or program banks. To the extent you are subject to regulatory oversight, please explain the aspects of your business that are subject to oversight and the scope of the oversight.
In response to the Staff’s comment, the Company has revised the disclosure on page 51 of Draft No. 3. The Company also confirms that no federal banking agency has asserted direct supervisory authority over the Company’s operations.
Errors in Wealthfront Advisors LLC’s automated advisory services, page 49
9.Please also revise to discuss any potential risks related to the computer algorithms that administer a portfolio, if applicable.
In response to the Staff’s comment, the Company has revised the disclosure on pages 53 to 54 of Draft No. 3 to discuss potential risks related to the computer software that administers a portfolio.
Management’s Discussion and Analysis
Our Revenue Model
Cash Management, page 99
10.We note your disclosure on page 99 that you generate revenue from cash account fees earned from the program banks where each program bank pays you a rate that is equal to a major interest rate benchmark plus a fixed negotiated premium that they are willing to pay on client’s cash that is swept to them. You also state that by passing along the majority of the wholesale rates paid by the program banks, you have been able to offer your clients a predictable and more attractive rate. Please address the following:
•Provide us with a fulsome accounting analysis supporting the revenue stream earned from your cash management services, including who you determined was the customer under the arrangement and how you determined it was appropriate to record cash account fees earned from the program banks on a “net” basis.
•Describe to us the cash flows for the revenues earned from the program banks. For example, explain whether the program banks pay you the gross amount (interest rate benchmark plus the fixed premium), and if so, tell us how and when the cash flow payments to your clients are made, and by whom.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

•Provide us with your accounting analysis supporting your policy to record consideration paid to clients for receiving a referral as a reduction to cash management revenue and consideration paid to clients for referring a new client as a marketing cost.
In response to the first bullet of the Staff’s comment, the Company acknowledges the Staff’s comment and advises the Staff that the Company has evaluated its cash management revenue under the framework provided within ASC Topic 606 Revenue from Contracts with Customers.
The Company offers customers (“clients”) the ability to participate in a program (the “cash sweep program”) whereby funds are transferred to one or more program banks on the client’s behalf and are held in one or more interest bearing accounts for the benefit of Wealthfront Brokerage LLC’s clients, which are off-balance sheet accounts for the Company. Through the cash sweep program, the Company allows clients to earn a stated rate of interest that is set by the Company on the daily balance in a client’s cash account. In connection with the cash sweep program, the Company provides services to its clients, which primarily include: (1) the identification and onboarding of program banks; (2) movement of client funds to or from the program banks; (3) allocation of client funds between program banks; (4) providing account statements to clients; and (5) other customer support services relating to funds in the cash sweep program (collectively, the “cash management services”). The Company manages the cash sweep program with support from its third-party administrator, R&T, which support includes all day-to-day interactions with the program banks.
The terms of the cash sweep program and the cash management services offered to the client are governed by the Client Brokerage and Custody Agreement which is a written contract between the Company and the client. Therefore, considering the criteria outlined within ASC 606-10-25-1, the Company has identified the client as the customer within the context of ASC 606 given the client is deemed to be the party that has contracted with the Company to obtain cash management services—which are an output of the Company’s ordinary activities—in exchange for consideration. The duration of the contract is daily because the contract can be canceled by the client at any time without penalty.
The Company identified a single performance obligation of cash management services that is satisfied on a daily basis. These services are substantially the same each day as they all relate to cash management services provided by the Company in relation to the client’s cash account and funds in the cash sweep program. The services have the same pattern of transfer given that the cash management services are provided by the Company to the client on a daily basis. Although these are each capable of being distinct performance obligations, they are not distinct in the context of the contract; therefore, the Company has identified the cash management services as a series of distinct services that represent a single performance obligation pursuant to ASC 606-10-25-14.
As discussed in the Company’s response to Comment No. 3, the Company engages third parties in delivering the cash management services to the client. Based on its contractual relationships with these third parties, the Company controls the rights to the services provided by
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

each of the parties before the cash management services are provided to the client. The Company is primarily responsible for the onboarding of the program banks and any other vendor necessary in order to offer the client the cash management services. The Company would not be able to fulfill its promise to the client without transferring the integrated services as a combined output. Considering the authoritative literature within ASC 606-10-55-36 through 40, and because the Company (1) controls the cash management services through its ability to allow clients to open and transact in their cash account and selects the service providers involved in fulfilling its promise to its clients, and (2) determines the interest rate for clients on the cash account, the Company concluded that it is the principal with respect to the cash management services.
Interest paid to clients is consideration payable to a customer and given that the consideration paid is not in exchange for a distinct good or service provided by the customer to the Company, it is accounted for as a reduction to the transaction price in accordance with ASC 606-10-32-35. Consideration payable to the vendors in the arrangement for the services performed is recognized as cost of revenue. Because there is a single performance obligation in the contract, allocation is not necessary.
While the consideration is variable, the uncertainty surrounding the variable consideration is resolved on a daily basis in conjunction with the satisfaction of the performance obligation through the delivery of the cash management services for that day.
In addition to the above, the Company would refer the Staff to Note 2. Summary of Significant Accounting Policies, Revenue Recognition, Cash Management in Draft No. 3 for additional details on the Company’s accounting position with respect to this revenue stream.
In response to the second bullet of the Staff’s comment, the Company advises the Staff that the cash the Company receives as revenue from the program banks is calculated to equal the excess cost of funds paid by program banks on client deposits less the amount that was paid by the program banks to clients at the rate set by the Company.
In response to the third bullet of the Staff’s comment, the Company advises the Staff that the Company performed an analysis, in accordance with ASC Topics 606-10-32-25 through 27, to determine how to account for and record expenses associated with its referral programs. The Company presents consideration paid to new clients who received a referral (a “referee”) as a reduction to cash management revenue, as the referee does not provide the Company with a distinct good or service and consideration paid to existing clients for referring a new client (a “referrer”) as a marketing expense. The Company separately analyzed the payments made to the referrer.
In alignment with ASC Topics 606-10-32-25 through 27, the Company determined that consideration paid to a referrer for the act of referring another individual represents a payment for a distinct good or service provided by the existing client, which is a form of marketing or promotional service, supported by the fact that the Company directly benefits from the service (by obtaining a new client) with the service being separate from other promises in the existing client’s revenue contract. As a result, in accordance with the guidance in ASC 606-10-32-26,
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

consideration payable to a customer for a distinct good or service provided from the customer shall be accounted for in the same way the entity accounts for other purchases from suppliers (e.g., as an expense).
As per ASC Topic 606-10-32-26, “entities are not required to determine the specific fair value of the service as a matter of financial reporting, but rather, must have a reasonable basis to conclude that the consideration paid to the customer does not exceed the fair value of the service provided by that customer.” To meet the standards per ASC Topic 606-10-32-26, the Company performed a two-part analysis to estimate the fair value of the referral service which included: (1) performing a study of the amounts paid by other financial institutions for similar referral programs to new customers for similar products; and, (2) estimating the value that the Company pays existing third parties (e.g., marketing and promotional services companies) who provide comparable services. The Company concluded that the amount paid to an existing client for referring a new client does not exceed the fair value that the Company would pay another third party for a comparable service. The Company concluded these costs are appropriately presented on a consistent basis with similar marketing expenses incurred rather than as a reduction to the transaction price. Lastly, the Company notes that it will continue to re-evaluate the recording and presentation of such expenses taking into consideration the amount paid to the existing client to determine whether it exceeds the fair value of the service performed by the existing client.
The Company expenses consideration paid to referees and referrers as incurred.
11.On page 46 you discuss that you offer a cash account in connection with your program banks and your partnership with two banking partners. Your disclosure further states that your banking partner establishes direct banking relationships with your clients and provides services that include a Wealthfront-branded debit card, ATM network access and mobile check deposit, while the other banking partner provides limited ACH capabilities and does not have a direct banking relationship with your clients. Please tell us the key terms and contractual relationships between you, the program banks, and each of your two banking partners. Your response should address the following, along with all other key aspects and financial arrangements of the contracts:
•Tell us the financial arrangement between you and each of the two banking partners, including how the fees are determined, how often they are paid, and where they are presented in your Consolidated Statement of Operations.
•Tell us the relationship and fee streams, if any, between the program banks and the two banking partners for the cash account service.
The Company acknowledges the Staff’s comment, and advises the Staff that the Company’s contractual relationships with its program banks and two banking partners are governed by standard industry terms and conditions that such program banks and banking partners have with other companies.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

In response to the first bullet of the Staff’s comment, the Company advises the Staff that it pays Green Dot Corporation and Green Dot Bank (collectively, “Green Dot”), [*]. The Company advises the Staff that these expenses are noted as a component of cost of revenue on page 111 of Draft No. 3. The Company also receives revenue derived from interchange on debit card transactions, which is the share of interchange fees that Green Dot earns when a client uses their debit card to make a purchase. Revenue from interchange on debit card transactions is accounted for within the cash management component of revenue and, for the fiscal year ended January 31, 2025, represented less than 0.5% of total revenue and is not considered material. The Company also expects to pay UMB Bank (“UMB”), on a monthly basis, for money movement services via ACH in and out of cash accounts with UMB’s account and routing numbers. Fees to be paid to UMB are expected to be recognized as cost of revenue.
In response to the second bullet of the Staff’s comment, the Company advises the Staff that there is no relationship between the program banks and the two banking partners for the cash account service.
12.Please revise to indicate if the instant withdrawals may be limited and possibly subject to a fee charged by the receiving institution for the withdrawal request as it relates to the use of the RTP Network and FedNow.
In response to the Staff’s comment, the Company has revised the disclosure on pages 15 and 138 of Draft No. 3 to indicate that instant withdrawals may be limited and subject to a fee charged by the receiving institution for the withdrawal request.
13.We note your response to prior comment 21 and the revised disclosure regarding the rates paid by program banks in connection with your cash suite program. Please disclose the structure and variability of these fees, including the portion of the interest you retain before passing rates on to clients, or advise. For instance, please revise to disclose:
•The range of fees or rates received from program banks and how they are calculated;
•Whether the premium varies by program bank or over time;
•How frequently the premium is renegotiated or adjusted and whether it is fixed or floating relative to the benchmark;
•Any historical range or average of fees earned in recent periods; and
•How the portion of the interest retained is determined, including whether it is fixed or variable.
The Company acknowledges the Staff’s comment and, in response, the Company advises the Staff that the Company has revised the disclosure on page 104 of Draft No. 3. The Company further advises the Staff that the Company does not believe disclosure of the actual
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

range of fees or rates received from program banks, or the historical range or average of fees earned in recent periods, is material to investors or necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations because the economic effects of such fees or rates received from the program banks are reflected in the Company’s revenue from cash management. The Company expects to provide disclosure on a quarterly basis relating to the Company’s cash management revenue, which is primarily generated from cash account fees earned from program banks. The Company believes that this existing and ongoing disclosure provides investors with all material information relating to its cash sweep program necessary to enable investors to assess the Company’s current or prospective business, financial condition, or results of operations. Furthermore, the Company has reviewed the public disclosures of other companies who offer similar cash sweep programs and is not aware of other companies in this industry that provide similar disclosures, which supports the Company’s view that such information is not material.
Fund clients, page 103
14.We note your response to prior comment 1. Please disclose the percentage of funded clients that have an account balance of zero, or advise.
In response to the Staff’s comment, the Company has revised the disclosure on page 109 of Draft No. 3 to disclose the percentage of funded clients that have an account balance of zero as of January 31, 2025.
Marketing, page 108
15.We note the response to comments 28 and 29. We further note that marketing expenses accounted for approximately 28% and 16% of total costs and operating expenses in the fiscal years ended January 31, 2025 and 2024, respectively. Please revise to also separately disclose the dollar amount, as well as the individual cost components (e.g. client referral expenses), of performance and brand advertising, personnel-related costs, and allocated overhead recognized during the periods presented.
In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Draft No. 3 to disclose in tabular format the marketing cost components.
Other Revenue, page 109
16.Given the material amounts of funds owed to you from clients as a direct result of the margin lending activities, disclosed as “Due from Clients” on the balance sheet, please revise to provide information addressing the average margin lending rates earned and the funding costs incurred under the lending arrangement with RBC.
In response to the Staff’s comment, the Company has revised the disclosure on page 115 of Draft No. 3.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

17.In addition, please revise to disclose the volume of activity for the margin lending activities for each of the periods presented. These disclosures should include new loans originated as well as repayments made and any loan write-offs for the periods presented. Please also discuss the nature and terms of the omnibus margin lending arrangement with RBC Clearing and Custody.
In response to the Staff’s comment, the Company has revised the disclosure on pages 115 and 147 of Draft No. 3.
Total Costs and Operating Expenses Cost of Revenue, page 109
18.We note the response to prior comment 33. Please revise to provide a detailed discussion of the reasons for the changes in cash management costs and the brokerage platform costs during the periods presented. Further, please revise to quantify, in dollar terms, the different types of costs representative of the cost of revenue during the periods presented.
In response to the Staff’s comment, the Company has revised the disclosure on pages 114 to 115 of Draft No. 3.
Business
Our Clients, page 124
19.We note your response to prior comment 36. Please clarify what you mean by “attractive net-of-fee after tax returns” and identify the benchmarks or peer comparisons used to support this statement. Additionally, explain how you define “attractive yield on cash,” including time periods, interest rate sources and competitors considered in making this claim.
In response to the Staff’s comment, the Company has revised the disclosure on pages 11 and 134 of Draft No. 3 to clarify that the statements reflect the Company’s beliefs and are not intended to provide a comparison with respect to net-of-fee tax returns or yields on cash offered by competitors.
Our Platform, page 126
20.We note your response to prior comment 37. Please revise your disclosure to:
•Clarify whether and how you evaluate or estimate cost savings attributable to automation. If such savings are not quantified or not directly tied to your advisory fee structure, please revise your disclosure to ensure it does not imply a measurable or causal relationship.
•Explain the extent to which automation has influenced your advisory fee levels as compared to other factors such as your business model, target client base or pricing strategy.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

The Company advises the Staff that, as noted in response to prior comment 37, it does not directly measure cost savings from automation. Accordingly, the Company does not specifically evaluate, track, or estimate cost savings attributable to automation. In response to the Staff’s comment, the Company has revised the disclosure on pages 14 and 137 of Draft No. 3 to clarify the statements such that they no longer imply a measurable or causal relationship between automation and the Company’s advisory fee structure. The Company further advises the Staff that it believes that a variety of factors influence its advisory fee including, but not limited to, automation, the Company’s willingness to share savings with its clients, the Company’s target client base, who value low-cost financial products, the Company’s business model, and the Company’s pricing strategy. The Company has not revised its disclosure to note such factors as, similar to automation, it does not specifically evaluate, track, or estimate cost savings that it passes along to its customers as a result of such factors and does not want to imply a measurable or causal relationship between such factors and its advisory fee levels.
21.We note your response to prior comment 38. Please advise if your customers are made aware of the banking partner through which you provide the debit card, ATM network access, etc.
The Company acknowledges the Staff’s comment, and advises the Staff that clients are made aware of the Company’s banking partner, as clients are required to sign agreements to open demand deposit accounts directly with Green Dot Bank. With respect to the Company’s cash sweep program, the Company publicly discloses its Cash Sweep Program Disclosure Statement, which describes the limited-purpose account number and routing and transit numbers provided by UMB, which enable clients to make certain withdrawals from and deposits into the clients’ cash accounts.
22.We note your response to prior comment 40 and the footnote (footnote 23 on page 129) indicating that your lower interest rate claim is based on competitor rates as of July 18, 2025 from four large financial institutions offering comparable margin lending products. However, your disclosure still does not provide sufficient detail to support the statement that you are able to offer lower rates “due to automation.” Please revise your disclosure to:
•Describe in greater detail the specific aspects of your automation that contribute to lower rates, including the nature of any operational efficiencies or cost savings, and how those factors directly impact pricing.
•Clarify whether the rate differential is primarily attributable to automation or to other factors such as your target client profile, marketing strategy, or other elements of your business model.
•Expand the competitor rate comparison to explain how the competitor data was selected, whether it reflects standard or promotional rates, and whether it is representative of industry averages.
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

•Indicate whether your rates have consistently been lower than competitors’ rates over time, or whether the comparison reflects a specific point in time.
The Company refers the Staff to its response to Comment No. 20 with respect to the revisions it has made to the disclosure on pages 14 and 137 of Draft No. 3, which are intended to clarify the statements such that they no longer imply a measurable or causal relationship between automation and the Company’s advisory fee structure.
The Company has further revised the disclosure on pages 14 and 137 of Draft No. 3 in response to the Staff’s comment.
Investment Advisory, page 128
23.Please revise to disclose the individual level of capital losses available that can be utilized for tax loss harvesting purposes in any calendar year. In addition, provide information to support the disclosures that the losses generated from tax-loss harvesting produce benefits that are often a multiple (e.g. approximately 7.5 times) of the .25% investment advisory fee and address the support for the $1 billion in tax savings (on page 137).
In response to the Staff’s comment, the Company has revised the disclosure on pages 136 and 146 of Draft No. 3.
Competition, page 142
24.We note your response to prior comment 42 indicating that you do not view traditional financial advisors as competitors because your clients are primarily digital natives who prefer a digital mobile experience and may not meet the minimum investment requirements of such advisors. Please revise to explain the basis for this conclusion, including any supporting data or analysis, and discuss whether traditional advisors or hybrid models could nonetheless serve your target clients.
In response to the Staff’s comment, the Company has revised the disclosure on page 153 of Draft No. 3.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition
Other Revenue, page F-9
25.We note your disclosure on page F-9 that other revenue consists of net interest margin revenue and proxy distribution revenue, where net interest margin revenue is earned from clients’ borrowings on margin, less interest expense incurred related to the funding costs associated with the margin loans. Tell us the authoritative literature you relied upon for presenting net interest margin as a component of other revenue, rather than interest income recorded gross as part of revenue. In
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

addition, tell us the amount of gross interest income and gross interest expense recognized in conjunction with the margin lending activities for the periods presented.
The Company acknowledges the Staff’s comment and advises the Staff that, in connection with its presentation of net interest margin revenue as a component of other revenue it referenced: (i) ASC 606-10-32-20, which states: “An entity shall present the effects of financing (interest income or interest expense) separately from revenue from contracts with customers in the statement of comprehensive income (statement of activities)”; and (ii) the guidance in paragraph ASC 606 BC247, which states: “The Boards noted that the guidance in paragraph 606-10-32-20 does not preclude an entity from presenting interest as a type of revenue in circumstances in which the interest represents income from the entity’s ordinary activities.” The Company has interpreted this guidance to support the presentation of net interest margin revenue as a component of other revenue rather than interest income. The Company manages its margin lending business on a “net margin” basis. The expense arises directly from funding of margin loans. The generation of interest income and interest expense is integral to the primary operations and it would not be meaningful to present such items as non-operating activities.
The Company generated $6.7 million and $5.6 million in gross interest income for the fiscal years ended January 31, 2024 and 2025, respectively, and incurred $5.2 million and $5.1 million in gross interest expense for the fiscal years ended January 31, 2024 and 2025, respectively, for margin lending activities. The Company believes that these gross components are individually immaterial and will continue to periodically re-evaluate whether incorporating such disclosures are needed based on changes or growth in the Company’s margin lending activities.
* * * * * * *
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]

U.S. Securities and Exchange Commission
August 22, 2025

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (415) 875-2432, or in my absence, Ran Ben-Tzur at (650) 335-7613.

Sincerely,

/s/ Michael Brown
Michael Brown
Partner

FENWICK & WEST LLP
cc:
David Fortunato, Chief Executive Officer and President
Alan Imberman, Chief Financial Officer and Treasurer
Lauren Lin, Esq., Chief Legal Officer, Chief Compliance Officer, and Secretary
Wealthfront Corporation
Ran Ben-Tzur, Esq.
Ari Haber, Esq.
Chelsea Anderson, Esq.
Fenwick & West LLP
Richard A. Kline, Esq.
Sarah B. Axtell, Esq.
Latham & Watkins LLP
[CONFIDENTIAL TREATMENT REQUESTED BY WEALTHFRONT CORPORATION]